PRESS RELEASE
                           EXHIBIT 99(d)

FOR IMMEDIATE RELEASE



TUESDAY
NOVEMBER 19, 1996
CONTACT PERSON:          STACY DUCKETT, VICE PRESIDENT
                         CORPORATE COMMUNICATIONS
                         (501) 688-8229


               TCBY SIGNS DEVELOPMENT AGREEMENT FOR
             GUAM AND OTHER PACIFIC ISLAND TERRITORIES

LITTLE ROCK, AR - Tuesday (November 19) - TCBY ENTERPRISES, INC. (NYSE:TBY) announced today it has signed a development agreement for Guam and several other territories in the Pacific. The new agreement includes Guam, The Marshall Islands, the Commonwealth of Northern Mariana Islands, Palau, and the Federated States of Micronesia.

Triple J. Enterprises is the franchisee for this area. The agreement calls for a minimum of ten stores to be opened over a five year period. The first store is scheduled to open in Guam in mid-1997. Triple J. Enterprises owns and operates several businesses in the region, including a food distribution company, a real estate agency and a restaurant.

"We are very pleased to have Triple J. join TCBY as a franchisee," said Hartsell Wingfield, President, TCBY
International. "The company and its staff have vast experience in this region and will represent us well."

TCBY now has franchise development agreements in place in 43 foreign countries. There are over 200 "TCBY"(Registered) stores and thousands of points-of-sale around the world, including department stores, supermarkets, and convenience stores.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.

                               -30-